SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     Amendment No.   19

                  UNITED MOBILE HOMES, INC.
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)

                         91-1024107
                       (CUSIP Number)


                    Eugene W. Landy, Esq.
                    Juniper Business Plaza
                      3499 Route 9 North
                  Freehold, New Jersey  07728
                         732-577-9997
             (Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)


                       January 16, 2001
            (Date of Event Which Requires Filing
                       this Statement)


            ANNUAL REPORT --  NO MATERIAL CHANGE

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                        [   ]

           Check  the  following box if a fee is being  paid
with this statement:                                    [   ]

1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Eugene W. Landy               S.S. ####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only


4.   Source of Funds:

     Eugene W. Landy used personal funds.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):


6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares          7. Sole Voting Power        747,097.5818 shares
Beneficially  Owned       8. Shared Voting Power      190,925.3674 shares
by Reporting  Person      9. Sole Dispositive Power   747,097.5818 shares
                         10. Shared Dispositive Power 190,925.3674 shares

11.    Aggregate  Amount  Beneficially  Owned  by  Reporting
       Person:

       938,022.9492 shares

12.   Check  if  the Aggregate Amount in Row  (11)  excludes
      Certain Shares:

     [   X   ]

13.  Percent of Class Represented by Amount in Row (11):

     12.68%

14.  Type of Reporting Person:  Individual

ITEM 1.   SECURITY AND ISSUER

           Common Stock issued by United Mobile Homes, Inc., Juniper Business Plaza, 3499 Route 9 North, Freehold, New Jersey 07728.


ITEM 2.   IDENTITY AND BACKGROUND

      (a)  The  person filing this statement is  Eugene  W. Landy.

      (b) Mr. Landy's business address is Juniper Business Plaza, 3499 Route 9 North, Freehold, New Jersey 07728.

      (c) Mr. Landy's present principal occupation is an attorney; President of Monmouth Capital Corporation; President of Monmouth Real Estate Investment Corporation (formerly Monmouth Real Estate Investment Trust); and Chairman of the Board of United Mobile Homes, Inc.

      (d) Mr. Landy has not been convicted in a criminal proceeding during the past five years.

      (e) Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal orstate security laws or finding any violations with respect to such laws.

     (f)   Mr. Landy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of United Mobile Homes, Inc. was acquired for investment purposes. The acquisition involves no change of control of United Mobile Homes, Inc. Eugene W. Landy is Chairman of the Board, Director and Founder. Therefore, Item 4 is somewhat inapplicable. Mr. Landy has no plans for the following:

           (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer;
           except that purchases of United Mobile Homes, Inc. common stock may be made under the United Mobile Homes, Inc. Dividend Reinvestment and Stock Purchase Plan;

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any other material change in the issuer's business or corporate structure;

          (f) changes in the issuer's charter, by-laws or instruments cor-responding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (g) causing a class of securities of the issuerto be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (h) a class of equity securities of the issuer becoming eligible for termination or registration; or

          (i)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on January 16, 2001, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                                   Aggregate Number         Percentage of
           Name                     of Shares Owned         Shares Owned

          Eugene W. Landy          504,723.0683*
          Gloria Landy              69,766.7884
          Landy Investments        172,607.7251
          Eugene W. Landy,
            Profit Sharing Plan    123,640.3330
          Eugene W. Landy,
            Pension Plan            67,285.0344

                 Total:            938,022.9492 shares**    12.68%

______________________________
  *Does not include (1) 50,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on January 5, 2005; (2) 25,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on March 17, 2002; (3) 25,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on December 15, 2002; and (4) 25,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires August 5, 2003.

**Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

            (b) The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

            (c) The following transactions were effected by Mr. Landy with respect to the Common Stock of United Mobile Homes, Inc. during the past 60 days:

                                       Amt.of       Character of     Price Per
            Name       Date            Shares       Transaction         Share

            E.W.Landy 12/15/00       6,666.3188  Acquisition Pursuant $8.625
                                                 to the Company's Dividend
                                                 Reinvestment and Stock
                                                 Purchase Plan

                                      Amt. of      Character of      Price Per
             Name       Date           Shares      Transaction         Share


           Gloria Landy  12/15/00     1,396.4962   Acquisition        $8.625
                                                   Pursuant to the Company's
                                                   Dividend Reinvestment and
                                                   Stock Purchase Plan

           E.W. Landy    12/15/00     1,468.9391   Acquisition        $8.625
           Pension Plan                            Pursuant to the Company's
                                                   Dividend Reinvestment and
                                                   Stock Purchase Plan

           E.W. Landy    12/15/00     2,509.5710   Acquisition        $8.625
           Profit Shr.Plan                         Pursuant to the Company's
                                                   Dividend Reinvestment and
                                                   Stock Purchase Plan


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 There   are   no  contracts,  arrangements, understandings
          or relationships (legal or otherwise) between the person named in Item 2 hereof or between such person and any person with respect to any securities of United Mobile Homes, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

           None.


                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








Dated:     January 16, 2001

                                            /s/Eugene W. Landy